UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2013

OR

☐TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

for the transition period from     to

Commission file number 1-16625

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bunge Savings Plan – Supplement A

c/o Bunge North America, Inc.

11720 Borman Drive

St. Louis, Missouri 63146

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bunge Limited

50 Main Street

White Plains, NY 10606

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	2

Statements of Changes in Net Assets Available for Benefits for the Years ended December 31, 2013 and 2012	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule of Assets (Held at End of Year) as of December 31, 2013	13

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature	15

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	16

Report of Independent Registered Public Accounting Firm

To Participants, Administrator, and Investment Committee of the

Bunge Savings Plan - Supplement A

We have audited the accompanying statements of net assets available for benefits of the Bunge Savings Plan - Supplement A as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bunge Savings Plan - Supplement A as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Brown Smith Wallace LLC

St. Louis, Missouri

June 26, 2014

BUNGE SAVINGS PLAN – SUPPLEMENT A

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013 AND 2012

	2013	2012

INVESTMENTS, at fair value:
Interest bearing cash	$ 8,769	$ 5,513
Mutual funds	4,028,304	3,225,627
Interest in Bunge Limited common shares	135,355	136,262

Total Plan interest in Bunge Defined Contribution Plans Master Trust	4,172,428	3,367,402

RECEIVABLES:
Notes receivable from participants	155,052	123,549
Participant contributions	4,238	3,938

Total receivables	159,290	127,487

NET ASSETS AVAILABLE FOR BENEFITS	$4,331,718	$3,494,889

See notes to financial statements.

BUNGE SAVINGS PLAN – SUPPLEMENT A

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
ADDITIONS:
Participants’ contributions	$ 233,452	$ 226,150
Rollover contributions	8,036	-
Interest income on notes receivable from participants	4,654	5,299
Plan interest in Bunge Defined Contribution Plans Master Trust:
Investment income — dividends	173,822	55,186
Investment income — interest	5	741
Net appreciation in value of investments	469,782	297,767

Net appreciation of Plan interest in Bunge Defined Contribution Plans Master Trust	643,609	353,694

Total	889,751	585,143

DEDUCTIONS:
Benefits paid to participants	51,149	98,419
Administrative expenses	1,773	2,801

Total	52,922	101,220

INCREASE IN NET ASSETS	836,829	483,923

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	3,494,889	3,010,966

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$4,331,718	$3,494,889

See notes to financial statements.

BUNGE SAVINGS PLAN - SUPPLEMENT A

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

1.                    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The Bunge Savings Plan – Supplement A (the “Plan”) is a subplan of the Bunge Savings Plan (the “Savings Plan”), which was established as of April 1, 1996. Prior to January 1, 2004, the Plan was a stand-alone Plan known as the Central Soya 401(k) Plan for Hourly Employees. The Savings Plan was amended effective January 1, 2004, to transfer the assets of the Central Soya 401(k) Plan for Hourly Employees to the Savings Plan and master trust. The Savings Plan was further amended to provide that the Plan provisions applicable to the participants in the Central Soya 401(k) Plan for Hourly Employees are set forth in a separate subplan known as the Bunge Savings Plan – Supplement A. Effective January 1, 2005, Bunge Limited (the parent of the Plan sponsor) separated the Plan from the Savings Plan.

Basis of Accounting — The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income (Loss) Recognition — The Plan’s investment in the Bunge Defined Contribution Plans Master Trust (the “Trust”) is presented at fair value, which has been determined based on the fair value of the underlying investments of the Trust. The Trust’s investments include mutual funds, Bunge Limited common shares and other common stock holdings which are stated at estimated fair value  based on quoted market prices. Sales and purchases of investments are accounted for on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Earnings and (losses) on investments are allocated to participants based on account balances on a daily basis. See Note 10 for discussion of fair value measurements.

Administrative Expenses —Administrative expenses of the Plan are paid by the participants as provided in the plan document.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, accompanying notes and financial statements, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Trust which holds various securities, including mutual funds, Bunge Limited common shares, and other common stock holdings. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

BUNGE SAVINGS PLAN - SUPPLEMENT A

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

2.                    PLAN DESCRIPTION

The Plan is a defined contribution plan designed to qualify under Section 401(k) of the Internal Revenue Code (“IRC”) and is administered by the Investment Committee (the “Committee”) appointed by the Board of Directors of Bunge North America, Inc. (the “Company”). The Company has appointed Fidelity Management Trust Company (“Fidelity”) to serve as record keeper, administrator, and trustee of both the Plan and the Trust. The descriptions of Plan terms in the following notes to financial statements are provided for general information purposes only and are qualified in their entirety by reference to the Plan document. Participants should refer to the plan document for a more complete description of the applicable provisions of the Plan. All regular hourly employees of Bunge North America (East), L.L.C., whose terms and conditions of employment are subject to a collective bargaining agreement that bargained to participate in the Plan, are eligible participants. Individual accounts are maintained for each Plan participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

3.                    CONTRIBUTIONS AND WITHDRAWALS

Contribution limits for participants are based on their respective collective bargaining agreements. As determined by IRC’s qualified retirement plan limits, the total amount which a participant could elect to contribute to the Plan on a before-tax basis in 2013 and 2012 could not exceed $17,500 and $17,000, respectively. However, in 2013 and 2012, if a participant reached age 50 by December 31 of that year, they were able to contribute an additional $5,500 in “catch up” contributions to the Plan on a before-tax basis.

The contribution amounts and allocation between before-tax and post-tax basis of participant accounts are subject to IRC discrimination tests and limitations. The participants’ contributions, plus any actual earnings thereon, vest immediately.

Plan participants may select from a number of investment alternatives for their contributions. Investment choices include various mutual funds, common stock and the Bunge Common Stock Fund (“the Bunge Fund”). The Bunge Fund pools participant’s money with that of other employees to buy Bunge Limited common shares as well as short-term investments designed to allow participants to buy or sell without the usual trade settlement period for individual stock transactions. The value of the participant investment in the Bunge Fund will vary depending on the performance of Bunge Limited, the overall stock market, and the performance and amount of short-term investments held by the Bunge Fund, less any expenses accrued against the Bunge Fund.  All dividends and interest earned in the Bunge Fund are reinvested in the Bunge Fund.  Participant’s ownership in the Bunge Fund is measured in units of the Bunge Fund instead of Bunge Limited common shares.

Participants may not withdraw before-tax contributions except as provided for hardship withdrawals permitted by the Plan. Following normal retirement or termination of employment, participants must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan prior to April 1 following the calendar year in which the participant attains age 70½. Participants with account balances less than or equal to $5,000 upon retirement or termination must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan on the date the participant terminates employment. Withdrawals by participants are recorded upon distribution.

The Plan allows participants the option of making qualified (as defined by the Plan document and the IRC) rollover contributions into the Plan. A participant may withdraw all or any portion of their after-tax contribution account including earnings, at any time.

BUNGE SAVINGS PLAN - SUPPLEMENT A

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

4.                    NOTES RECEIVABLE FROM PARTICIPANTS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years with the exception of loans for the purchase of a primary residence, which may have a longer term and participants can have no more than two loans outstanding at any given time.  The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with the prevailing interest rate charged on similar commercial loans by lending institutions as determined by the plan administrator. Loan payments, including interest due, are paid ratably through payroll deductions. As of December 31, 2013, participant loans bear interest rate of 3.75% and mature through September 2018.

5.                    PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

6.                    FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter from the Internal Revenue Service on October 22, 2011, stating that the Plan and related trust was designed and in compliance with the applicable sections of the IRC.  The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt.  Accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the state and federal taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

7.                    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain of the Trust’s investments are in shares of funds offered by the trustee. Therefore, these transactions qualify as exempt party-in-interest transactions under ERISA. Such investments as of December 31, 2013, are disclosed in the supplemental schedule of assets (held at end of year.) Fees paid by the Plan for the investment management services were $1,773 and $2,801 for the years ended December 31, 2013 and 2012, respectively.

Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.

The Plan allows for participants to invest in the Bunge Fund (subject to certain limits) which holds Bunge Limited common shares, as well as, short-term investments. Bunge Limited is the parent company of the sponsoring Company. The Bunge Fund held 168,558 and 186,339 Bunge Limited common shares at December 31, 2013 and 2012, respectively of which 1,648 and 1,875 shares were allocated to the Plan at

BUNGE SAVINGS PLAN - SUPPLEMENT A

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

December 31, 2013 and 2012, respectively. During 2013 and 2012, the Plan recorded dividend income of $2,013 and $2,049, respectively, and net appreciation in fair value of $15,243 and $30,501, respectively, from Bunge Limited common shares.

8.                    INVESTMENTS

The Plan’s interest in the investments of the Trust that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012, are as follows:

	2013	2012

Vanguard Prime Money Market Fund	$709,138	$808,153
Fidelity International Discovery Fund (1)	237,520	199,763
T. Rowe Price Value Fund	858,659	624,677
T. Rowe Price New America Growth Fund	469,837	334,337
Fidelity Freedom 2015(1)	514,832	309,225

(1)Represents party-in-interest

BUNGE SAVINGS PLAN - SUPPLEMENT A

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

During the years ended December 31, 2013 and 2012, the Plan’s underlying interest in the Trust’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2013	2012

Net appreciation (depreciation) in fair value of investments:
Mutual funds:
Bond	$(11,745)	$662
International	45,513	33,120
Large Cap	288,877	145,275
Mid Cap	24,314	13,170
Small Cap	16,310	4,435
Specialty	(450)	2,421
Blends	91,720	68,074
Other	-	109
Interest in Bunge Limited common shares	15,243	30,501
Dividend income	173,822	55,186
Interest income	5	741

Net appreciation of Plan interest in Bunge Defined Contribution Plans Master Trust	$643,609	$353,694

9.                    INTEREST IN BUNGE DEFINED CONTRIBUTION PLANS MASTER TRUST

The Plan’s investment assets are held in the Trust which was established for the investment of the combined assets of the Plan and other defined contribution plans sponsored by the Company. Each participating plan has an undivided interest in the Trust. The assets of the Trust are held, managed, and administered by the trustee pursuant to the terms of the Bunge Defined Contribution Plans Master Trust. Investment income and administrative expenses relating to the Trust are allocated to the individual participants in the plans based upon individual participant activity.

The Trust is required to maintain separate accounts reflecting the equitable share of each participating plan in the Trust. The Plan’s equitable share of the Trust cannot be used for the payments of expenses or benefits allocable to any other participating plan.

BUNGE SAVINGS PLAN - SUPPLEMENT A

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

The investments of the Trust at December 31, 2013 and 2012 are summarized as follows:

	2013	2012

Cash	$2,894,499	$2,467,216

Investments – at fair value:
Mutual funds:
Bond	20,296,166	25,380,084
International	13,214,633	10,419,267
Large Cap	84,902,230	64,334,390
Mid Cap	15,184,172	10,909,354
Small Cap	12,461,020	7,711,431
Specialty	2,469,593	2,575,088
Short Term	21,728,484	23,166,895
Blends	41,004,463	31,125,027
Other	865,655	520,362
Interest in Bunge Limited common shares	13,840,297	13,544,982
Common stock	2,232,150	1,775,783

Total investment at fair value	228,198,863	191,462,663

Total	$231,093,362	$193,929,879

The Plan’s interest in the net assets of the Trust was approximately 2% at December 31, 2013 and 2012.

BUNGE SAVINGS PLAN - SUPPLEMENT A

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

The net investment earnings (losses) of the Trust for the years ended December 31, 2013 and 2012 are summarized below:

	2013	2012

Net investment earnings (losses) in fair value of investments:
Mutual funds:
Bond	$(1,561,453)	$126,361
International	2,356,903	1,735,241
Large Cap	17,404,093	8,302,731
Mid Cap	3,016,856	1,326,706
Small Cap	3,098,583	686,124
Specialty	(49,009)	231,123
Blends	3,638,399	2,358,313
Other	185,223	190,096
Interest in Bunge Limited common shares	1,651,529	3,002,804
Common stock	171,870	47,550
Dividend income	9,702,336	4,120,785
Interest income	18,146	31,436

Net investment earnings in Bunge Defined Contribution Plans Master Trust	$39,633,476	$22,159,270

10.            FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements.

The various inputs that may be used to determine the value of the Plan’s and Trust’s investments are summarized in three broad levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Level 1 — Quoted prices (unadjusted) in active markets for identical securities.

Level 2 — Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3 — Significant unobservable inputs (including the fund’s own assumptions used to determine the fair value of investments).

Interest in Bunge Limited common shares represents participant investments in the Bunge Fund and is valued based upon unitized value of the quoted market price of the underlying Bunge Limited common shares.

BUNGE SAVINGS PLAN - SUPPLEMENT A

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

The following tables set forth by level within the fair value hierarchy a summary of the Trust’s investments measured at fair value on a recurring basis at December 31, 2013 and 2012. Additionally, in accordance with ASC 820, the tables include the major categorization for debt and equity securities held by the Trust on the basis of the nature and risk of the Trust’s investment. The tables do not include the Trust’s cash of $2,894,499 and $2,467,216, respectively, in accordance with the disclosure requirements of ASC 820.

	Fair Value Measurements at December 31, 2013, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Bond	$20,296,166	$-	$-	$20,296,166
International	13,214,633	-	-	13,214,633
Large Cap	84,902,230	-	-	84,902,230
Mid Cap	15,184,172	-	-	15,184,172
Small Cap	12,461,020	-	-	12,461,020
Specialty	2,469,593	-	-	2,469,593
Short Term	21,728,484	-	-	21,728,484
Blends	41,004,463	-	-	41,004,463
Other	865,655	-	-	865,655
Interest in Bunge Limited common shares	-	13,840,297	-	13,840,297
Common stock	2,232,150	-	-	2,232,150

Total	$214,358,566	$13,840,297	$-	$228,198,863

	Fair Value Measurements at December 31, 2012, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Bond	$25,380,084	$-	$-	$25,380,084
International	10,419,267	-	-	10,419,267
Large Cap	64,334,390	-	-	64,334,390
Mid Cap	10,909,354	-	-	10,909,354
Small Cap	7,711,431	-	-	7,711,431
Specialty	2,575,088	-	-	2,575,088
Short Term	23,166,895	-	-	23,166,895
Blends	31,125,027	-	-	31,125,027
Other	520,362	-	-	520,362
Interest in Bunge Limited common shares	-	13,544,982	-	13,544,982
Common stock	1,775,783	-	-	1,775,783

Total	$177,917,681	$13,544,982	$-	$191,462,663

BUNGE SAVINGS PLAN - SUPPLEMENT A

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s underlying investments included in its interest in the Trust measured at fair value on a recurring basis at December 31, 2013 and 2012. Additionally, in accordance with ASC 820, the tables include the major categorization for debt and equity securities held by the Plan on the basis of the nature and risk of the Trust’s investment. The tables do not include the Plan’s cash of $8,769 and $5,513, respectively, in accordance with the disclosure requirements of ASC 820.

	Fair Value Measurements at December 31, 2013, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Bond	$179,834	$-	$-	$179,834
International	245,655	-	-	245,655
Large Cap	1,466,777	-	-	1,466,777
Mid Cap	122,115	-	-	122,115
Small Cap	63,920	-	-	63,920
Specialty	20,917	-	-	20,917
Short Term	709,138	-	-	709,138
Blends	1,219,948	-	-	1,219,948
Interest in Bunge Limited common shares	-	135,355	-	135,355

Total	$4,028,304	$135,355	$-	$4,163,659

	Fair Value Measurements at December 31, 2012, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Bond	$169,661	$-	$-	$169,661
International	205,920	-	-	205,920
Large Cap	1,060,256	-	-	1,060,256
Mid Cap	92,773	-	-	92,773
Small Cap	39,233	-	-	39,233
Specialty	17,481	-	-	17,481
Short Term	808,153	-	-	808,153
Blends	832,150	-	-	832,150
Interest in Bunge Limited common shares	-	136,262	-	136,262

Total	$3,225,627	$136,262	$-	$3,361,889

SUPPLEMENTAL SCHEDULE

BUNGE SAVINGS PLAN – SUPPLEMENT A
EIN 13-4977260 Plan Number 219

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
AS OF DECEMBER 31, 2013

a)	b)	Identity of issue, Borrower, lessor, or similar party	c)	Number of shares/units	d)	Cost**	e)	Current Value

		INTEREST IN INTEREST BEARING CASH						$ 8,769

		INTEREST IN MUTUAL FUNDS:
		American Century Investments Heritage Fund – Investor Class		1,589.874				40,510
*		Fidelity Freedom Income		376.194				4,417
*		Fidelity Freedom 2000		1,212.630				15,073
*		Fidelity Freedom 2010		10,914.153				167,096
*		Fidelity Freedom 2015		40,378.952				514,832
*		Fidelity Freedom 2020		9,668.987				150,933
*		Fidelity Freedom 2025		12,933.206				172,270
*		Fidelity Freedom 2030		1,612.252				26,280
*		Fidelity Freedom 2035		5,460.452				73,607
*		Fidelity Freedom 2040		2,141.412				20,386
*		Fidelity Freedom 2045		2,065.081				22,654
*		Fidelity Freedom 2050		4,068.100				44,871
*		Fidelity Freedom 2055		648.512				7,529
*		Fidelity International Discovery Fund		5,864.704				237,520
*		Fidelity Total Bond Fund		13,530.701				141,261
*		Fidelity Spartan International Index Fund - Advantage Class		200.028				8,135
		T. Rowe Price New America Growth Fund		10,637.020				469,837
		T. Rowe Price New Horizons Fund		916.020				42,384
		T. Rowe Price Value Fund		25,426.677				858,659
		Vanguard Institutional Index Fund - Institutional Shares		816.879				138,281
		Vanguard Long-Term Bond Index Fund – Institutional Shares		3,108.263				38,573
		Vanguard Mid-Cap Index Fund - Institutional Shares		2,712.923				81,605
		Vanguard Small-Cap Index Fund – Institutional Shares		408.570				21,536
		Vanguard Prime Money Market Fund		709,138.150				709,138
		Vanguard REIT Index Fund – Signal Shares		855.486				20,917

		Total interest in mutual funds						4,028,304

(Continued)

BUNGE SAVINGS PLAN – SUPPLEMENT A
EIN 13-4977260 Plan Number 219

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
AS OF DECEMBER 31, 2013

a)	b)	Identity of issue, Borrower, lessor, or similar party	c)	Number of shares/units	d)	Cost**	e)	Current Value

		INTEREST IN COMMON STOCK:

*		Interest in Bunge Limited common shares						135,355

*		NOTES RECEIVABLE FROM PARTICIPANTS:		Loan Fund, rate of 3.75%, maturities through September 2018				155,052

		Total investments						$4,327,480

*	Party-in-interest
**	Cost information is not required for participant-directed investments.

See accompanying report of independent registered public accounting firm.	(Concluded)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Bunge Savings Plan – Supplement A has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bunge Savings Plan – Supplement A

Date: June 26, 2014	By:	/s/Geralyn F. Hayes
Geralyn F. Hayes
Plan Administrator